

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 26, 2007

Roland O. Burns
Senior Vice President and Chief Financial Officer
Bois d' Arc Energy, Inc.
600 Travis Street, Suite 5200
Houston, Texas 77002

   Re: Bois d' Arc Energy, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed March 1, 2007
     File No. 1-32494

Dear Mr. Burns:

   We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business and Properties, page 6

General, page 6

1. We note your presentation of the measure PV-10. Tell us how you considered identifying this measure as a non-GAAP measure and including, or providing a reference to, a reconciliation between PV-10 and the standardized measure of discounted future net cash flows.

Available Information, page 20

2.   Please note that the Commission's address is 100 F Street N.E., Washington, D.C. 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 38

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 40

3.   Within your discussion of oil and gas operating costs you include a measure of operating costs per Mcfe adjusted to include the deferred production and exclude the repair cost related to hurricanes. It appears the adjustments applied to such a measure result in the presentation of a non-GAAP financial measure as defined in Item 10(e)(2) of Regulation S-K. Please tell us if you believe the measure is a non-GAAP measure, and if applicable, how you have complied with Item 10(e) of Regulation S-K. We note a similar measure presented in your Form 10-Q for the Quarterly Period Ended March 31, 2007.

Liquidity and Capital Resources, page 41

4.   Within your summary table of contractual liabilities and commitments on page 43, we note you have excluded amounts related to asset retirement obligations. Item 303(a)(5) of Regulation S-K requires the table of contractual obligations present all long-term liabilities reflected on the balance sheet under GAAP. Please explain to us how you have considered including asset retirement obligations within your table of contractual obligations.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Sr. Assistant Chief Accountant